December 14, 2009

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549
Mail Stop 4720
Attn: Jeffrey Riedler

Re:         Genta Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 13, 2009
File No.  000-19635

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 6, 2009

Dear Mr. Riedler:

This letter is submitted on behalf of Genta Incorporated (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings (the “2008 Form 10-K”), as set forth in your letter dated December 8, 2009 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.  The Company’s responses set forth below will be incorporated in the Company’s future filings with the Commission, as applicable, reflecting the changes proposed herein at the time such report is filed with the Commission.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item I. Business, page 4

Comment:

1.           We note your response to Comment 1 and that you have provided proposed disclosure which includes the material terms of your license agreements with the University of Pennsylvania, Emisphere and Danichi Sankyo.  Please revise your proposed disclosure to more specifically describe the duration of your agreements

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December 14, 2009

with each Company.  For example, the disclosure for your license agreements with the University of Pennsylvania and Danichi Sankyo should include a description how the duration of your royalty obligations under these agreements is determined.  The disclosure for your license agreement with Emisphere should identify the how the term of the development program, the term of the clinical program, and the duration of the royalty and payment obligations are determined.  In this regard, please note that we do not typically provide confidential treatment for duration provisions.

In addition, please revise the proposed disclosure for your agreements with Emisphere and Danichi Sankyo to include a range of royalties that does not extend beyond ten percentage points. For example, an acceptable range of royalties would include "teens" or "twenties."

Response:

Thank you for your comment.  In the “Business” section of the Company’s next Form 10-K to be filed for the year ended December 31, 2009 (the “2009 Form 10-K”), the Company will include the following additional disclosure about the foregoing license agreements:

“Our license agreement with the University of Pennsylvania, dated August 1, 1991, as most recently amended on October 23, 2003, has a term for the duration of our royalty obligations to the University of Pennsylvania.  We are required to pay royalties to the University of Pennsylvania until the later of 12 years from (i) the date of first commercial sale of licensed product (which has not yet occurred) or (ii) the date of expiration of the last to expire licensed patent with a valid claim covering the licensed product (which is currently schedule to expire in 2015).  We may terminate this agreement upon notice to the University of Pennsylvania.  The University of Pennsylvania may terminate this agreement upon an event of default that we have not cured.  The royalty rate that we may be obligated to pay to the University of Pennsylvania ranges from 2% to 4% of the net sales price, with an additional royalty for compensation we receive from any sublicense of our rights under this agreement.  We also may be required to pay certain aggregate milestone payments and certain additional fees in the aggregate of $4,770,000 contingent upon certain preclinical, clinical and regulatory events.  The aggregate payments we made to the University of Pennsylvania under this agreement from the date of execution of the agreement through December 31, 2008 are approximately $1,253,777.

Our license agreement with Emisphere Technologies, Inc., dated March 22, 2006, has a term until the later of (a) the term of the development program, or (b) the term of the clinical program, or (c) the expiration of all royalty and payment obligations.  The term of the development program continues for the term of the clinical program, unless the parties agree to perform additional research and development activities under this agreement, and if so, the term of the development program continues until such additional activities are completed.  The term of the clinical program continues until we obtain initial regulatory approval of the licensed product in a specified field, unless the parties agree to extend the term to pursue additional indications, which we currently estimate may be completed in 2015. We are required to pay royalties to Emisphere on a product-by product and country-by-country basis until the later of (i) 10 years after the first

Securities and Exchange Commission
December 14, 2009

commercial launch of such product (which has not yet occurred) and (ii) the expiration of the last-to-expire valid claim in such country of sale that would be infringed, in the absence of the license granted under this agreement, by the manufacture, use or sale of such product in such country of sale (which is currently scheduled to expire in 2026).  We may terminate this license agreement upon notice to Emisphere.  Emisphere may terminate this agreement upon a breach of any material provision.  The royalty rate that we may be obligated to pay to Emisphere range in the low to mid teens of worldwide net sales, on a sliding scale depending on sales volume.  We also may be required to pay certain milestone payments in the aggregate of $24,250,000 contingent upon certain regulatory approvals.  The aggregate payments we made to Emisphere for services performed under this agreement from the date of execution of the agreement through December 31, 2008 are approximately $1,474,218.

Our license agreement with Daiichi Sankyo Company, Limited, dated March 7, 2008, has a term that continues until when we have no remaining royalty payment obligations to Daiichi Sankyo.  Either party may terminate the agreement as a result of a material breach by the other party.  The royalty rate that we may be obligated to pay to Daiichi Sankyo range in the low to mid teens of aggregate annual net sales, on a sliding scale depending on sales volume.  We are required to pay royalties to Daiichi Sankyo on a country-by-country basis until the later of (i) 10 years from the first commercial sale of such product in such country (which has not yet occurred) or (ii) expiration of the last to expire issued patent (or pending patent application) within the Daiichi Sankyo patents with a valid claim covering such product in such country (which is currently scheduled to expire in 2020).  We also may be required to pay certain milestone payments in the aggregate of $68,000,000 contingent upon certain clinical thresholds and a number of regulatory approvals.  The aggregate payments we made to Daiichi Sankyo under the agreement from the date of execution of the agreement through December 31, 2008 are approximately $1,375,000, and the aggregate payments that we are required to make to Daiichi Sankyo in the near term are set forth in this report under “Contractual Obligations” and in Footnote 10 to our financial statements.”

The Company has not filed its license agreement with the Public Health Service, as represented by the National Institute of Health, Office of Technology Transfer, dated October 23, 1995, because the agreement and the patent licensed pursuant to this agreement expire on November 23, 2010.  The Company does not expect to commercialize any product subject to this patent prior to the expiration date, and hence, no royalty payments will be applicable.  The Company will include the following statement in its 2009 Form 10-K:

“We do not believe that we will commercialize any product subject to the patent licensed from the National Institute of Health prior to the expiration of the patent on November 23, 2010.”

Comment:

2.           We note your response to Comment 2.  Please note that we do not typically grant confidential treatment for duration and termination provisions.  As such, please revise the

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December 14, 2009

proposed disclosure for your agreement with IDIS to include the duration and termination provisions.

Response:

Thank you for your comment.  The Company respectfully submits that it has filed a request for confidential treatment for its supply and distribution agreement with IDIS Limited.  The Company has sent the Staff a copy of this filing under separate cover, as well as proof of delivery by an overnight courier service.  However, the Company has been informed that in the absence of proof of grant of confidential treatment by the Staff, the Company is required to file the agreement in unredacted form or resubmit its request for confidential treatment.  The Company will resubmit its request for confidential treatment as soon as possible.  The Company will include the following additional disclosure in the “Business” section of the 2009 Form 10-K:

“We entered into a distribution and supply agreement with IDIS dated March 6, 2007.  The term of the agreement lasts for three years with automatic one-year renewals unless adequate notice of intent not to renew is provided by either party.  The agreement will continue on a product-by-product and country-by-country basis until that product has been granted a marketing authorization for an indication within that country of the territory and we have provided written notice of termination for such product in that country.  We may terminate this agreement upon notice to IDIS.  Either party may terminate the agreement (i) as a result of a material breach by the other party, (ii) upon the other party’s bankruptcy, insolvency, liquidation, or similar events, (iii) upon any distrait, execution or other process levied or enforced against the property of the other party, or (iv) in the event the other party ceases, or threatens to cease to carry on its business.  There are no minimum purchase requirements, but we pay IDIS certain scheduled pricing for product that we order.  The amount we pay to IDIS is reflected in our results of operations for each respective period.”

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
December 14, 2009

We believe the foregoing are responsive to the Staff’s Comment Letter.  If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me at (609) 919-6633.

Sincerely,

/s/ Emilio Ragosa

Emilio Ragosa, Esq.
Morgan, Lewis & Bockius LLP

cc:  Raymond P. Warrell, Jr., M.D., Chief Executive Officer of Genta Incorporated